American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 www.americanapparel.net

November 27, 2013

VIA EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	American Apparel, Inc. Registration Statement on Form S-4 Filed August 21, 2013 File No. 333-190767

Dear Mr. Reynolds:

American Apparel, Inc. has revised the Registration Statement to update its financial information and to reflect recent events as disclosed in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (filed on November 14, 2013) and concurrently with this letter, is filing a Pre-Effective Amendment No. 2 to the Registration Statement.

Please contact me at (213) 488-0226 extension 1251 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn Weinman
Name	Glenn Weinman
Title	Executive Vice President, General Counsel and Secretary

cc:	Dov Charney, Chairman and Chief Executive Officer
John Luttrell, Chief Financial Officer
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP
Pamela Howell, U.S. Securities & Exchange Commission
Ruairi Regan, U.S. Securities & Exchange Commission